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                                                                    Exhibit 99.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements Nos. 333-121865, 333-109817 and 333-98405 on Form S-8 of Taiwan Semiconductor
Manufacturing Company Limited of our report dated February 4, 2005 appearing in this Annual Report on Form 20-F of Taiwan Semiconductor Manufacturing Company Limited for the year ended December 31, 2004, which expresses an unqualified opinion and includes explanatory paragraphs relating to the reconciliation to accounting principles generally accepted in the United States of America and the convenience translation of New Taiwan Dollar amounts into U.S. dollar amounts. We also consent to the reference to us under the heading "Principal Accountant Fees and Services" appearing in this Annual Report on Form 20-F.


/s/ Deloitte & Touche

Deloitte & Touche
Taipei, Taiwan
The Republic of China

May 16, 2005